Exhibit (a)(1)(L)

Subject: Supplement to Zosano Pharma Corporation Offer to Exchange Certain Outstanding Stock Options for New Stock Options

To: Eligible Optionholders

Date: November 25, 2015

On November 16, 2015, we announced the start of a voluntary stock option exchange program to enable eligible participants to exchange eligible options for a new option that will represent the right to purchase the same number of shares at a lower exercise price than the option(s) tendered for exchange.

We have amended certain sections of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer to Exchange”) previously provided to you to:

•	amend the expiration time of the Offer to be 9:00 p.m., U.S. Pacific Time, on Monday, December 14, 2015 instead of 8:00 p.m., U.S. Pacific Time, and

•	clarify that a decline or increase of 80% or more in the market price of our common stock from the price of $2.82 (the closing price per share of our common stock on November 13, 2015) would constitute a significant change in circumstances such that our Board of Directors might conclude that it was inadvisable to proceed with the Offer to Exchange.

In all other respects, the terms of the exchange offer program have not been modified from the terms previously communicated to you, and if you have already submitted your Election Form, you do not have to submit a new Election Form. If you want to withdraw a previously submitted election, you may do so until 9:00 p.m., U.S. Pacific Time, on Monday, December 14, 2015.

You may use the original Election Form, Eligible Option Information Sheet and/or Notice of Withdrawal originally delivered to you on November 16, 2015.

A copy of the amended Offer to Exchange is attached to this e-mail.

If you wish to exchange your eligible stock options for replacement stock options on the terms described in the offering materials, your Election Form must be properly completed, signed and received by 9:00 p.m. Pacific Time, on December 14, 2015, unless we are required or decide to extend the offering period to a later date.

Your participation in the exchange offer program is completely voluntary, and you are not obligated to participate. To obtain another copy of your Election Form or a Notice of Withdrawal, or if you have any questions about the exchange offer program, please email StockAdmin@zosanopharma.com.